                                                                    EXHIBIT 23.1


                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
The Profit Recovery Group International, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-64125, 333-30885 and 333-08707) on Form S-8 of The Profit Recovery Group International, Inc. of our report dated February 15, 2000, relating to the consolidated balance sheets of The Profit Recovery Group International, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999, which report appears in the December 31, 1999 annual report on Form 10-K of The Profit Recovery Group International, Inc. Our report refers to a change in accounting for revenue recognition.


                                        KPMG LLP


Atlanta, Georgia
March 30, 2000